NEWS

FOR IMMEDIATE RELEASE

NUR MACROPRINTERS REPORTS SECOND QUARTER 2005 RESULTS

To preview a new roll-fed wide-format UV inkjet press

        LOD, Israel, August 11, 2005 – NUR Macroprinters Ltd. (NURM.PK), a leading supplier of wide-format inkjet production printing systems for the out-of-home advertising market, today reported its preliminary un-audited financial results for the second quarter ended June 30, 2005.

        Revenues for the second quarter of 2005 were $20.3 million, a 4% increase compared to $19.5 million for the second quarter of 2004, as restated, and a 10% increase compared to $18.4 million reported in the prior quarter. The increase is mostly attributed to increased Ink and Service revenues.

        Operating loss in the second quarter of 2005 was $0.69 million and net loss was $1.27 million, or $0.05 per share. Excluding a special charge for restructuring of $0.3 million that resulted from NUR’s previously announced plan to lower operating expenses, the operating and net loss on a non-GAAP basis were $0.39 million and $0.97 million, or $0.04 per share. Operating profit and net loss for the second quarter of 2004, as restated, were $0.37 million and $0.61 million, or $0.02 per share, respectively. Operating loss for the first quarter of 2005 was $0.41 million and the net loss was $1.4 million, or $0.05 per basic share. We have provided this non-GAAP measure regarding the second quarter of 2005 in order to enhance the user’s overall understanding of our financial performance and to make the period to period comparisons more meaningful. Specifically, we believe this non-GAAP measure of net income (loss) provides useful information to both management and investors by excluding nonrecurring expenses.

        Revenues for the six months ended June 30, 2005 were $38.7 million compared with $43.0 million, as restated, for the same period in the prior year. Operating loss for the first six months of 2005 was $1.1 million and net loss was $2.7 million, or $0.11 per share, compared to an operating income of $4.1 million and a net income of $1.8 million, or $0.08 per diluted share for the same period in the prior year.

        “We have implemented a previously announced plan to lower our operating costs in order to maintain our on-going operations. Despite the cut in expenses, we were able to increase revenues quarter over quarter and in addition to continue our research and development efforts,” commented David Amir, President and CEO “At a major trade show next month, we plan to preview a new 3.2 meter wide, roll-fed UV inkjet press currently in an advanced stage of development. This will be an excellent opportunity for us to demonstrate to the market our leadership role in UV inkjet technology. “

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ABOUT NUR MACROPRINTERS LTD.
NUR Macroprinters (NURM.PK) is a leading supplier of wide-format inkjet printing systems used for the production of out-of-home advertising materials. From entry-level photo-realistic printers to high-throughput production presses, NUR’s complete line of cost-effective, reliable printing solutions and companion inks are helping customers in over 100 countries worldwide address the full spectrum of wide-format printing requirements. NUR customers, including commercial printing companies, sign printers, screen printers, billboard and media companies, photo labs, and digital printing service providers, count on NUR to help them deliver the high quality and fast turnaround they need to meet their clients’ exacting demands and succeed in today’s competitive marketplace. More information about NUR Macroprinters is available at www.nur.com.

SAFE HARBOR:
This press release contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this press release regarding our plans and objectives of management are forward-looking statements. The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. Various important factors could cause actual results or events to differ materially from those which may be expressed or implied by the forward-looking statements that we make, including, among others, our inability to have our ordinary shares listed for trading on the OTC Bulletin Board, changes in general economic and business conditions and specifically, a decline in demand for our products, our inability to timely develop and introduce new technologies, products and applications and loss of market share and pressure on prices resulting from competition; our inability to successfully conclude the negotiations with potential investors and thus our inability to secure additional funding to our present and future operations and our ability to secure a new debt agreement with the lender banks for the year 2006 and beyond. These and other risks and uncertainties associated with our business are described in greater detail in the filings we make from time to time with, Securities and Exchange Commission, including our Annual Report on Form 20-F. The forward-looking statements are made as of this date and NUR does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. This press release is available at www.nur.com

Contact	David Seligman Chief Financial Officer Tel.+972 (54) 772-6559 Email: cfo@nur.com

– tables to follow –

NUR MACROPRINTERS LTD.
Consolidated Balance Sheets, US$ in thousands

	December 31, 2004	June 30 2005
	Audited	Unaudited
		Preliminary

Assets
Current Assets :
Cash and cash equivalents	8,745	4,525
Short-term restricted cash	682	621
Accounts receivable - trade	10,974	9,183
Other receivables and prepaid expenses	3,396	2,904
Inventories	21,358	20,407

Total Current Assets	45,155	37,640

Long-term investments
Long-term accounts receivables - trade	233	138
Restricted long-term bank deposits	65	74
Long-term prepaid expenses	68	68
Severance pay funds	938	907

	1,304	1,187

Property, plant and Equipment, net	4,749	4,620

Intangible assets, net	378	294

Total assets	51,586	43,741

Liabilities and Shareholders' Deficiency
Current Liabilities :
Short - term bank credit and short-term bank loans	42,435	42,046
Current maturities of long - term loans	117	109
Trade payables	16,122	11,677
Other accounts payable and accrued expenses	14,225	14,622

Total Current Liabilities	72,899	68,454

Long -Term Liabilities :
Long - Term loans, net of current maturities	1,064	896
Accrued severance pay	1,265	1,200

	2,329	2,096

Shareholders' Deficiency:
Share capital	6,198	6,198
Additional paid in capital	51,802	51,802
Accumulated other comprehensive loss	(781)	(1,282)
Accumulated Deficit	(80,861)	(83,527)

Total Shareholders' Equity	(23,642)	(26,809)

Total Liabilities and Shareholders' Equity	51,586	43,741

NUR MACROPRINTERS LTD.
Consolidated Statements Of Operations
U.S. $ in thousands, except per share data

	Three months ended		Six months ended
	30-June-05	30-June-04	30-June-05	30-June-04
	Unaudited Preliminary	Unaudited As restated	Unaudited Preliminary	Unaudited As restated

Revenues
Sales of printers and related products	$20,268	$19,518	$38,706	$42,965
Cost of sales of printers and related products	13,398	12,220	25,340	25,068

Gross profit	6,871	7,298	13,366	17,897
Gross profit %	33.9%	37.4%	34.5%	41.7%

Research & Development expenses, net	1,904	2,085	3,757	4,148
Selling expenses, net	2,860	2,464	5,546	4,687
General and administrative expenses	2,493	2,377	4,861	4,948
Restructuring expenses	300	--	300	--

Operating expenses	7,557	6,926	14,464	13,783

Operating profit/(loss)	(687)	372	(1,098)	4,114

Financial and other expenses net	(568)	(810)	(1,558)	(2,089)

Profit/(loss) before taxes on income	(1,255)	(438)	(2,656)	2,025

Taxes on income	(10)	(174)	(10)	(180)

Net profit/(loss) for the period	$(1,265)	$(612)	$(2,666)	$1,845

Profit/(loss) per basic share	$(0.05)	$(0.02)	$(0.11)	$0.09

Weighted average number of shares
outstanding during the period	26,117,406	25,383,736	24,249,943	21,393,471